UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number 1-8858

THE UNITIL CORPORATION

TAX DEFERRED SAVINGS AND INVESTMENT PLAN

(Full Title of Plan)

UNITIL CORPORATION

(Exact name of registrant as specified in its charter)

New Hampshire	02-0381573
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Liberty Lane West, Hampton, New Hampshire	03842-1720
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (603) 772-0775

Financial Statements and

Report of Independent

Certified Public Accountants

The Unitil Corporation

Tax Deferred

Savings and Investment Plan

December 31, 2003, 2002 and 2001

Report of Independent Certified Public Accountants

Administrator of

The Unitil Corporation Tax Deferred

Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Boston, Massachusetts

May 28, 2004

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

December 31,

	2003	2002
Investments in Mutual Funds at Fair Value:
American Balanced Fund	$237,865	$—
Investment Company of America	273,480	—
Ariel Fund	273,635	—
Amcap Fund	221,935	—
Putnam Capital Opportunities	262,047	—
Growth Fund of America	410,645	—
Lord Abbett Mid Cap Value	207,767	—
PIMCO Low Duration Fund	86,700	—
One Group Bond Fund	420,799	—
MSIF Small Company Growth Fund	181,909	—
Putnam International Capital Opportunities Fund	379,233	291,885
Putnam International Equity Fund	1,066,297	807,669
Putnam New Value Fund	167,563	—
Putnam Fund for Growth & Income	2,634,733	2,465,340
Putnam Stable Value Fund	4,124,904	4,167,226
Putman Voyager Fund	4,401,622	3,985,342
Putnam Income Fund	699,349	1,043,610
Putnam New Opportunities Fund	2,294,060	1,681,361
Putnam S&P 500 Fund	1,206,907	964,682
George Putnam Fund of Boston	525,968	412,762

Employer Securities (Unitil common stock at fair value)	4,238,594	4,104,952

Participant Loans	448,063	615,042

Assets Available for Benefits	$24,764,075	$20,539,871

(The accompanying Notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,

	2003	2002	2001
Addition to net assets attributed to:
Investment income:
Interest	$30,399	$44,590	$42,666
Dividends	562,843	510,110	786,123
Net Appreciation (Depreciation)	3,101,069	(3,098,430)	(4,045,154)

Total Investment Income (Loss)	3,694,311	(2,543,730)	(3,216,365)

Contributions:
Participants’	1,548,555	1,541,878	1,335,570
Employer’s	462,147	482,592	445,956
Rollover	31,301	118,435	7,255

Total Contributions	2,042,003	2,142,905	1,788,781

Total Additions (Deletions)	5,736,314	(400,825)	(1,427,584)

Deductions:
Benefits to Participants	(1,241,446)	(599,481)	(764,586)
In Kind Distribution	(270,664)	—	—
Other	—	(2,152)	(2,893)

Total Deductions	(1,512,110)	(601,633)	(767,479)

Net Increase (Decrease)	4,224,204	(1,002,458)	(2,195,063)

Assets Available for Benefits:
Beginning of Year	20,539,871	21,542,329	23,737,392

Ending of Year	$24,764,075	$20,539,871	$21,542,329

(The accompanying Notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

NOTE A - DESCRIPTION OF PLAN

The following description of The Unitil Corporation (the “Company”) Tax Deferred Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its wholly-owned subsidiaries Unitil Service Corporation, Unitil Energy Systems, Inc. and Fitchburg Gas and Electric Light Company (the “subsidiaries”), who satisfy the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

A member may authorize a Basic Employee Contribution with a maximum contribution not to exceed $12,000 for 2003.

The Employer shall contribute Employer Matching Contributions equal to 100% of the first 3% of salary the employee puts into the plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Plan administrator will pay for substantially all expenses of the Plan.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003, 2002 and 2001

NOTE A - DESCRIPTION OF PLAN - Continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability or retirement, he will be entitled to the full amount of contributions he has deposited, plus a percentage of his account balance derived from employer contributions based upon the following schedule:

Years of Service	% Vested
0-1	0%
1-2	33%
2-3	67%
3+	100%

A member will become 100% vested in his account as a result of disability, death or retirement.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate that is fixed at the origination of the loan at the then prime rate plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions. As of December 31, 2003, there are 88 loans to participants, maturing from 2004 to 2017 with interest rates ranging between 5.00% and 10.50%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed number of calendar quarters or years. Payments are generally received in cash. Participants can elect to receive in-kind distributions of employer securities.

Forfeitures

A member who terminates his employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions. Forfeited amounts used to reduce future Company contributions were $28,058, $1,390 and $3,626 in 2003, 2002 and 2001, respectively.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003, 2002 and 2001

NOTE A - DESCRIPTION OF PLAN - Continued

Upon enrollment and reenrollment, each participant shall direct that his contributions are to be invested in accordance with any of the following investment options.

American Balanced Fund: This fund seeks current income and capital appreciation through a mix of investments that provide above-average price stability.

Investment Company of America: This fund seeks both capital appreciation and income by investing primarily in common stocks that offer growth and dividend potential.

Ariel Fund: This fund seeks long-term capital appreciation by investing primarily in the stocks of small companies with a market capitalization under $2 billion at the time of investment.

Amcap Fund: This fund seeks capital appreciation by investing primarily in stocks of U.S. companies with a record of above average long-term growth.

Putnam Capital Opportunities: This fund seeks long-term growth of capital by investing mainly in common stocks of U.S. companies.

Growth Fund of America: This fund seeks capital appreciation by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

Lord Abbett Mid Cap Value: This fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

PIMCO Low Duration Fund: This fund seeks maximum total return, consistent with preservation of capital and prudent investment management, by investing, under normal circumstances, at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities.

One Group Bond Fund: This fund seeks to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities.

MSIF Small Company Growth Fund: This fund seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of small capitalization companies.

Putnam International Capital Opportunities Fund: This fund seeks long-term capital appreciation by investing mainly in common stocks of companies outside the United States.

Putnam International Equity Fund: This fund seeks capital appreciation by investing mainly in common stocks of companies outside the United States.

Putnam New Value Fund: This fund seeks long-term capital appreciation by investing mainly in common stocks of U.S. companies, with a focus on value stocks.

Putnam Fund for Growth & Income: This fund seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth and current income.

Putnam Stable Value Fund: This fund invests in high-quality guaranteed investment contracts (GIC’s) issued by insurance companies and banks with the objective to achieve a high current income.

Putnam Voyager Fund: This fund seeks capital appreciation for investors willing to assume above-average risk in return for above-average capital growth potential.

Putnam Income Fund: This fund invests in debt securities, including both government and corporate obligations, preferred stocks and dividend-paying common stocks.

Putnam New Opportunities Fund: This fund seeks long-term capital appreciation through investment in common stocks with the potential for above-average long-term growth.

Putnam S & P 500 Fund: This fund invests primarily in publicly traded common stocks, to achieve a return that closely approximates the return of the Standard & Poors 500- composite stock price index.

George Putnam Fund of Boston: This fund seeks to provide a balanced investment comprised of a well-diversified portfolio of stocks and bonds that will produce both capital growth and current income.

Unitil Corporation Common Stock Fund (Unitil Corporation, no par value common stock).

Participants may change their investment options daily.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003, 2002 and 2001

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective Date

The Plan’s effective date is July 1, 1987, as amended and restated effective January 1, 2002 to comply with the requirements of recent changes in federal regulations. The Plan was further amended effective January 1, 2003 again to comply with the requirements of recent changes in federal regulations.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

In preparing the financial statements in conformity with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan is administered by a trustee. The Plan’s investments (including investments bought, sold and held during the year) are carried at current quoted fair value. The difference between current fair value and the cost of investments are included in net appreciation or (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for plan benefits.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003, 2002 and 2001

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Eligibility

Employees are eligible for membership on the first of the month following:

(1)	Attainment of age 18, and

(2)	Completion of 1000 hours of credited service

Normal Retirement Date

A participant’s normal retirement benefit date is the date he/she reaches his/her 65th birthday or, if later, the 10th anniversary of the date he/she becomes a participant.

NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provision of ERISA with respect to its employees by a written resolution with a copy delivered to the trustee. In the event of a Plan termination, participants will become fully vested in their accounts.

NOTE D – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 24, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Amounts contributed to the participant’s accounts by the Company are taxable to the participants in the year of distribution. Contributions made by participants are excludible for Federal income tax purposes up to specified limits. Contributions made by the Company are deductible for Federal income tax purposes within specified limits.

The Company believes that the Plan is currently designed and being operated compliance with applicable requirements of the IRC. Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2003, 2002 and 2001

NOTE E – INVESTMENT APPRECIATION/(DEPRECIATION)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2003	2002	2001
Mutual Funds (at fair value):
American Balanced Fund	$16,650	$—	$—
Investment Company of America	40,110	—	—
Ariel Fund	23,200	—	—
Amcap Fund	22,512	—	—
Putnam Capital Opportunities	9,069	—	—
Growth Fund of America	35,721	—	—
Lord Abbett Mid Cap Value	15,683	—	—
PIMCO Low Duration Fund	(635)	—	—
One Group Bond Fund	(4,117)	—	—
MSIF Small Company Growth Fund	42,217	—	—
Putnam International Capital Opportunities Fund	108,087	(62,418)	(127,507)
Putnam International Equity Fund	212,518	(165,038)	(208,257)
Putnam New Value Fund	29,526	—	—
Putnam Fund for Growth & Income	545,882	(656,332)	(316,421)
Putnam Voyager Fund	933,700	(1,466,264)	(1,859,586)
Putnam Income Fund	8,044	21,958	8,727
Putnam New Opportunities Fund	564,413	(689,069)	(894,727)
Putnam S&P 500 Fund	273,212	(265,406)	(146,156)
George Putnam Fund of Boston	66,417	(56,257)	(567)

Common Stock (at fair value):
Unitil Corporation Stock	158,860	240,396	(500,660)

Total	$3,101,069	$(3,098,430)	$(4,045,154)

SUPPLEMENTAL INFORMATION

The Unitil Corporation Tax Deferred Savings and Investment Plan

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT

PURPOSES AT END OF YEAR

December 31, 2003

EIN #02-0381573

(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par, Or Maturity Value	(d) Cost	(e) Current Value
*	American Balanced Fund	Mutual Fund	**	$237,865
*	Investment Company of America	Mutual Fund	**	$273,480
*	Ariel Fund	Mutual Fund	**	$273,635
*	Amcap Fund	Mutual Fund	**	$221,935
*	Putnam Capital Opportunities	Mutual Fund	**	$262,047
*	Growth Fund of America	Mutual Fund	**	$410,645
*	Lord Abbett Mid Cap Value	Mutual Fund	**	$207,767
*	PIMCO Low Duration Fund	Mutual Fund	**	$86,700
*	One Group Bond Fund	Mutual Fund	**	$420,799
*	MSIF Small Company Growth Fund	Mutual Fund	**	$181,909
*	Putnam Int’l Capital Opportunities Fund	Mutual Fund	**	$379,233
*	Putnam International Equity Fund	Mutual Fund	**	$1,066,297
*	Putnam New Value Fund	Mutual Fund	**	$167,563
*	Putnam Fund for Growth & Income	Mutual Fund	**	$2,634,733
*	Putnam Stable Value Fund	Mutual Fund	**	$4,124,904
*	Putman Voyager Fund	Mutual Fund	**	$4,401,622
*	Putnam Income Fund	Mutual Fund	**	$699,349
*	Putnam New Opportunities Fund	Mutual Fund	**	$2,294,060
*	Putnam S&P 500 Fund	Mutual Fund	**	$1,206,907
*	George Putnam Fund of Boston	Mutual Fund	**	$525,968
*	Unitil Corporation Stock Fund	Company Common Stock	**	$4,238,594
*	Participant Loans	Int. at 5.00% to 10.5% at 12/31/03	n/a	$448,063

*	Represents a party-in-interest to the Plan.
**	Cost omitted since investments are self-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 21, 2004	/s/ Mark H. Collin
Mark H. Collin
Chief Financial Officer